Exhibit 99.1

CRONOS GROUP INC.

Report of Voting Results

Special Meeting of Shareholders held on

Thursday, February 21, 2019

In accordance with Section 11.3 of National Instrument 51-102, this is a report on the matters put to a vote at the special meeting of holders (the “Shareholders”) of common shares (“Shares”) of the Cronos Group Inc. (the “Corporation”) held on Thursday, February 21, 2019.

1. Election of Directors – Elected

	Voted For	% Voted For	Withheld from Voting	% Withheld from Voting

Conditional on and effective as of the closing of the transactions contemplated by the subscription agreement (the “Subscription Agreement”), dated as of December 7, 2018, by and among the Corporation, Altria Summit LLC (the “Purchaser”), a wholly owned subsidiary of Altria Group, Inc. (“Altria”) and, solely for certain limited purposes set forth therein, Altria, each of Kevin C. Crosthwaite Jr., Bronwen Evans, Murray R. Garnick and Bruce A. Gates was elected to serve as a director of the Corporation, each to hold office until the close of the next annual meeting of Shareholders or until his or her successor has been duly elected and/or appointed and qualified or until his or her earlier death, resignation or removal pursuant to the articles of incorporation of the Corporation (as amended) and by-laws of the Corporation (as amended), the investor rights agreement contemplated by the Subscription Agreement, and applicable law, as more particularly described in the management information circular dated as of December 31, 2018 (the “Circular”). The vote was conducted by ballot:

Kevin C. Crosthwaite Jr.	67,382,899	93.82%	4,437,616	6.18%
Bronwen Evans	70,915,464	98.74%	904,051	1.26%
Murray R. Garnick	67,382,289	93.82%	4,438,226	6.18%
Bruce A. Gates	67,384,686	93.82%	4,435,829	6.18%

2. Transaction – Passed

Voted For	% Voted For	Voted Against	% Voted Against

An ordinary resolution, the full text of which is set forth in Schedule A to the Circular, approving the transactions contemplated by the Subscription Agreement, whereby, among other things, the Corporation will issue to the Purchaser, in a private placement transaction: (i) 146,220,892 Shares (subject to adjustment in accordance with the terms of the Subscription Agreement); and (ii) one warrant (the “Warrant”) of the Corporation (which may be exercised in full or in part at any time and from time to time) entitling the holder thereof, upon the valid exercise in full thereof, to acquire, accept and receive from the Corporation an aggregate of 72,207,848 Shares (subject to adjustment in accordance with the terms of the Subscription Agreement and with the terms and conditions of the warrant certificate representing and evidencing the Warrant), as more particularly described in the Circular. The vote was conducted by a show of hands and proxies were received as follows:

69,515,793	98.46%	1,087,456	1.54%

DATED at Toronto this 21st day of February, 2019.

CRONOS GROUP INC.

By:	(signed) “Xiuming Shum”
Xiuming Shum
General Counsel and Corporate Secretary